

April 29, 2011

Mr. Thomas A. McCarthy
Acting Chief Financial Officer
CIGNA Corporation
Two Liberty Place
Philadelphia, Pennsylvania   19192

> **Re: CIGNA Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-08323**

Dear Mr. McCarthy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Assets
Fixed Maturities, page 88

1. Please provide us the following regarding your investments in state and local governments:
   - The credit rating agency used to assign credit quality in the table on page 89;
   - What "The Company focuses on the underlying issuer's credit quality…" means including a description of your process to evaluate these investments other than external credit ratings. If your process includes reference to credit spreads, provide the amortized cost and fair value of investments whose externally assigned credit quality differed from that which would be indicated by its credit spread at December 31, 2010; and

- The amortized cost and fair value separately for special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties, and their primary revenue sources.

Commercial Mortgage Loans, page 89

2. You disclose on page 139 that you reassess internal quality ratings assigned to your commercial loans when a borrower requests the restructuring of their loan. Please provide us proposed disclosure to be included in future filings addressing the following for commercial mortgage loans that have been modified or restructured for which you have not considered the loans to be impaired:
   - The amount of these loans and types of modifications being made (e.g. extension of terms, change of interest rates or principal, etc.), whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
   - To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, how you consider whether it is a troubled debt restructuring;
   - To the extent these modifications qualify for trouble debt restructuring accounting, please provide the disclosures required by ASC Section 310-40-50;
   - For those with a guarantee, separately identify them and address:
     o How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
     o How many times you have sought performance under the guarantee discussing the extent of the successes. Discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
     o Whether you considered these loans impaired prior to modification;
   - Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired;
   - Your accounting policy for accruing interest income on commercial loans that have been restructured; and
   - Your policy to ensure that appraisals used to determine the loan-to-value ratio of your commercial loans is current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant